

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Nicholas DeBenedictis, President
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

> **Re:** **Aqua America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 001-06659**

Dear Mr. DeBenedictis:

We have reviewed your response to our comment letter dated July 8, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 17

Benchmarking Competitive Compensation and the Role of the Committee's Consultant page 18

1. We note your response to comment 3 in our letter dated July 8, 2010. Please clarify whether you use the entire Composite Market database as a reference

point, since your disclosure indicates that you use "size-adjusted utility companies" in the Composite Market to benchmark total cash compensation and "size-adjusted utility companies and general businesses" in the Composite Market to benchmark equity incentives. Also disclose how the component companies are size-adjusted. Please disclose the component companies in the general industry database that you use as a reference point on which to base compensation decisions. You may wish to present this data in an appendix.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director